Exhibit 12

Kulicke and Soffa Industries, Inc.
Fixed Charge Coverage Ratio Calculation
Dollars in thousands

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

						For the six
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	months ended
	2004	2005	2006	2007	2008	March 28, 2009

Pre-tax income (loss) from continuing operations (A)	69,730	23,854	69,602	24,304	(23,229)	(63,544)

Fixed charges:

Interest expense including amortization of debt discount	10,466	3,806	3,126	2,876	3,499	1,374

Rentals:

Buildings - 33%	1,976	1,755	1,906	2,226	2,068	1,276
Office and other equipment - 33%	617	489	196	252	607	256

Total Fixed Charges (A)	13,059	6,050	5,228	5,354	6,174	2,906

Pre-tax income (loss) from continuing operations plus fixed charges	82,789	29,904	74,830	29,658	(17,055)	(60,638)

Ratio of earnings to fixed charges	6.34x	4.94x	14.31x	5.54x	(B)	(B)

(A) The registrant has no minority interests in consolidated subsidiaries, no income (loss) from equity investees, and no preferred stock dividend requirements of consolidated subsidiaries.

(B)  Due to the registrant’s net loss in fiscal 2008 and for the six months ended March 28, 2009, the ratio of coverage was less than 1:1. The registrant must generate additional earnings of $23,229 and $63,544 for the respective periods reported to achieve coverage of 1:1.

These computations include us and our consolidated subsidiaries.  These ratios are computed by dividing (a) income (loss) before taxes from continuing operations plus fixed charges and equity in loss of joint ventures, if applicable by (b) fixed charges, which includes interest expense plus the portion of rent expense under operating leases we deem to be representative of the interest factor and amortization of debt issuance costs.